Exhibit (i)

ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW SUITE 900 WASHINGTON, DC 20005-3948 202-508-4600 F 202-508-4650 BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

August	15, 2006

JPMorgan Insurance Trust

522 Fifth Avenue

New York, New York 10036

Ladies and Gentlemen:

You have informed us that you intend to file a Rule 485(b) Post-Effective Amendment to your Registration Statement under the Investment Company Act of 1940, as amended, with the Securities and Exchange Commission (the “Commission”) for the purpose of registration of shares of the Class 2 shares of the JPMorgan Insurance Trust Core Bond Portfolio, JPMorgan Insurance Trust Large Cap Growth Portfolio, JPMorgan Insurance Trust Diversified Equity Portfolio, JPMorgan Insurance Trust Diversified Mid Cap Growth Portfolio, JPMorgan Insurance Trust Intrepid Mid Cap Portfolio, JPMorgan Insurance Trust Large Cap Value Portfolio, JPMorgan Insurance Trust International Equity Portfolio and JPMorgan Insurance Trust Small Cap Equity Portfolio series of JPMorgan Insurance Trust (the “Trust”).

We have examined your Declaration of Trust, as on file at the office of the Secretary of The Commonwealth of Massachusetts. We are familiar with the actions taken by your Trustees to authorize the issue and sale from time to time of your units of beneficial interest (“Shares”) at not less than the public offering price of such shares and have assumed that the Shares have been issued and sold in accordance with such action. We have also examined a copy of your Code of Regulations and such other documents as we have deemed necessary for the purposes of this opinion.

Based upon the foregoing, we are of the opinion that the Shares being registered have been duly authorized and when sold will be validly issued, fully paid and nonassessable.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its Trustees. The Declaration of Trust provides for indemnification out of the property of the Trust for all loss and expense of any shareholder of the Trust held personally liable solely by reason of his being or

JPMorgan Insurance Trust	- 2 -	August 15, 2006

having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of being a shareholder is limited to circumstances in which the Trust itself would be unable to meet its obligations.

We consent to this opinion accompanying the Post-Effective Amendment No. 25 when filed with the Commission.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes	& Gray LLP